File No.70-10126

(As filed August 11, 2003)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
APPLICATION/DECLARATION ON FORM U-1/A
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Energy Canada Partnership          KeySpan Energy Facilities Limited
144 Fourth Avenue                          144 Fourth Avenue
Sun Life Plaza, West Tower, 6th Floor      Sun Life Plaza, West Tower, 6th Floor
Calgary,Alberta, Canada T2P 3N4            Calgary, Alberta, Canada T2P 3N4
______________________________________________________________________________
             (Name of companies filing this statement and addresses
                        of principal executive offices)
                 _____________KeySpan Corporation______________
       (Name of top registered holding company parent of each applicant)

                              John J. Bishar, Jr.
                   Senior Vice President and General Counsel
                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
               __________________________________________________
                    (Name and address of agent for service)

                    The Commission is also requested to send
                copies of any communications in connection with
                                this matter to:

                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                               2101 L Street, NW
                             Washington, D.C. 20037

PRE-EFFECTIVE AMENDMENT NO. 1 TO APPLICATION/DECLARATION UNDER PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         This pre-effective Amendment No. 1 amends and restates in the entirety the Form U-1 Application/Declaration previously filed in this proceeding.

Item 1. Description of Proposed Transaction

A.    Introduction

        Pursuant to Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the “Act”) and Rule 54, KeySpan Energy Canada Partnership (“KECP”) and KeySpan Energy Facilities Limited (“KEFL”), file this application and declaration seeking authorization for KEFL to acquire voting securities of Rimbey Pipe Line Co. Ltd. (“Rimbey Co.”), pursuant to the terms described in Item 1.C below (the “Transaction”). Currently, KECP and KEFL are indirect, majority owned non-utility subsidiaries of KeySpan Corporation (“KeySpan”), a registered holding company under the Act.

        On November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the “Merger Order”), the Securities and Exchange Commission (the “Commission”) issued an order under the Act authorizing KeySpan to acquire Eastern Enterprises (now known as KeySpan New England, LLC (“KNE LLC”)).1 In addition, on November 8, 2000, the Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000 (collectively, the “Financing Order”), authorizing a program of external financings, credit support arrangements and related proposals for KeySpan and its subsidiaries. KeySpan registered as a holding company under the Act on November 8, 2000, as a result of KeySpan’s acquisition of Eastern Enterprises.

        KeySpan is a diversified public utility registered holding company. KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, which distributes natural gas at retail to residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery LI, which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC, which owns and operates electric generation capacity located on Long Island that is sold at wholesale to the Long Island Power Authority; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England,

1 On May 29, 2002, the Commission issued an order approving KeySpan and Eastern Enterprises’ application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern from a Massachusetts business trust to a Massachusetts limited liability company (“Conversion Order”). On May 31, 2002, pursuant to the Conversion Order, Eastern and KNE LLC, a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE LLC as the surviving entity and successor-by-merger to Eastern Enterprises.

which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England, which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England, which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England, which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire. KeySpan, through its subsidiaries, engages in energy related non-utility activities as described in the Merger Order and post-effective amendments filed thereunder.

        KECP, an Alberta, Canada general partnership, and KEFL, an Alberta, Canada corporation (formerly known as Gulf Midstream Services Partnership and GMS Facilities Limited, respectively), have been indirect subsidiaries of KeySpan since October 2000. Together, KECP and KEFL own facilities located in Alberta and Saskatchewan through which they operate one of the largest natural gas midstream businesses in Canada, consisting of natural gas gathering and processing as well as natural gas liquids (“NGL”) processing, transportation, storage and marketing. KECP owns interests in 13 natural gas processing plants, along with associated raw gas gathering facilities, and is the operator of 11 of those plants. It also owns interests in NGL fractionation and storage facilities and an NGL pipeline. KEFL owns interests in NGL fractionation and storage facilities. KEFL also currently owns 40.6% of the issued and outstanding shares of Rimbey Co.,2 and operates the facilities owned by Rimbey Co. KECP and KEFL together provide gas gathering and processing services to approximately 160 producers. In addition, KECP markets natural gas products, including natural gas liquids, from numerous producers, to customers in the United States and Canada. In the Merger Order, the Commission approved KeySpan’s retention of KECP and KEFL, finding that these entities are engaged in “gas-related activities” within the meaning of the Gas-Related Activities Act of 1990 (“GRAA”).3

2 KEFL acquired these shares in 1998, prior to KeySpan’s registration as a holding company under the Act. KEFL’s ownership interest in Rimbey Co. was described in the Merger Order and the underlying application (the “Merger Application”) as an interest in “natural gas liquids transportation facilities,” a reference to the Rimbey Pipe Line which is Rimbey Co.‘s primary asset.

3 As described in the Merger Order and Merger Application, KECP, KEFL and KeySpan Energy Canada Inc. (“KECI”) (formerly known as Gulf Midstream Services Limited), an Alberta, Canada corporation (which also was an indirectly, wholly owned subsidiary of KeySpan and the managing partner of KECP, the retention of which was approved in the Merger Order) were direct, wholly-owned subsidiaries of KeySpan Energy Development Co. (Nova Scotia) (“KeySpan Nova Scotia”), a Nova Scotia unlimited liability company which is in turn an indirect, wholly owned subsidiary of KeySpan. As part of a restructuring of KeySpan’s Canadian subsidiaries, a reorganization of KEFL and KECI as direct, wholly owned subsidiaries of KECP occurred in late May 2003. As a result of the reorganization, KECP remains a direct subsidiary of KeySpan Nova Scotia and KEFL and KECI have become indirect rather than direct subsidiaries of KeySpan Nova Scotia. This restructuring was undertaken, inter alia, to facilitate the sale of certain partnership interests in KECP to an unaffiliated entity; the unaffiliated entity acquired in the aggregate 39.09% of the KECP partnership interests in transactions that closed in late May 2003 and early June 2003. (Commission approval is not required for the sale of ownership interests in a non-utility subsidiary to an unaffiliated entity.) In connection with the unit trust transaction, KeySpan Nova Scotia formed a new subsidiary to perform the management services previously provided by KECI for KECP and KEFL. Pursuant to KeySpan’s Financing Order, KeySpan’s non-utility subsidiaries (which include KeySpan Nova Scotia, KECP, KEFL and KECI) already have Commission authorization to engage in this type of intracorporate reorganization. See KeySpan Corp., Holding Co. Act. Rel. No. 35-27272 (Nov. 8, 2000).

        Rimbey Co. is an Alberta, Canada corporation with a total of 9 shareholders, of which KEFL is the largest.4 Rimbey Co. owns the Rimbey Pipe Line, a 110 kilometer NGL pipeline, and the Rimbey Edmonton Terminal, which consists of propane treating, storage, rail loading and truck loading/offloading facilities.

B.    Background

        KECP is a party to, inter alia, two agreements with ConocoPhillips Canada Resources Corp. (“ConocoPhillips Resources”): a Buy-Sell Agreement dated December 1, 1998, as amended (the “Buy-Sell Agreement”), and a Natural Gas Liquids Purchase and Sale Agreement also dated December 1, 1998, as amended (the “Purchase and Sale Agreement” and together with the Buy-Sell Agreement, the “NGL Agreements”). Pursuant to the Buy-Sell Agreement, KECP purchases raw natural gas from ConocoPhillips Resources at the inlet points to certain gas processing facilities owned by KECP, processes the gas on behalf of ConocoPhillips Resources, and resells the processed gas and certain gas products (exclusive of certain NGLs which are retained by KECP) to ConocoPhillips Resources at the outlet points of the relevant facilities. Under the Purchase and Sale Agreement, ConocoPhillips Resources sells NGLs to KECP at the outlet points of certain natural gas processing facilities, some of which are not owned by KECP and at which KECP does not provide processing services for ConocoPhillips Resources. KECP and ConocoPhillips Resources have recently agreed to enter into an Amending Agreement which will revise certain price terms of each of the NGL Agreements. The consideration for KECP’s entry into such Amending Agreement was, inter alia, the entry into by KECP and ConocoPhillips Canada Limited (“ConocoPhillips”)5 of a Letter Purchase Agreement by which ConocoPhillips was to transfer 2,610 shares of Rimbey Co. (representing 5.2% of issued and outstanding shares) currently held by ConocoPhillips (the “Rimbey Shares”) to KECP subject to certain conditions described below. The February 6, 2003 Letter Purchase Agreement and the April 1, 2003 letter amending the Letter Purchase Agreement, are appended hereto at Exhibits B-1 and B-2, respectively.

        KECP and ConocoPhillips agreed that the cash value of the consideration for the Amending Agreement associated with the transfer of the Rimbey Shares was $2.25 million Canadian. The proposed transfer of the Rimbey Shares to KECP was subject to the preferential rights of the other Rimbey Co. shareholders to purchase the shares (“Right of First Refusal”) at the same aggregate price of $2.25 million Canadian. KEFL, as a current shareholder of Rimbey Co., has and could exercise a Right of First Refusal.

4 As noted above, KEFL currently owns 20,303 shares, or 40.6% of Rimbey Co. The other shareholders and their shareholdings are: EnerPro Midstream Inc. – 17,766 shares (35.5%); Shell Canada Limited – 4,320 shares (8.6%); ConocoPhillips Canada Limited – 2,610 shares (5.2%); Husky Oil Operations Ltd. – 2,312 shares (4.6%); Imperial Oil Limited – 1,287 shares (2.6%); BP Canada Energy Resources Company – 1,194 shares (2.4%); Murphy Oil Company Ltd. – 135 shares (0.35%); and The Great West Life Assurance Co. – 73 shares (0.15%).

5 ConocoPhillips is an existing Rimbey Co. shareholder and an affiliate of ConocoPhillips Resources.

        ConocoPhillips’ transfer of the Rimbey Shares to KECP was conditioned upon (i) the failure of other Rimbey Co. shareholders to exercise their Rights of First Refusal and (ii) receipt of the approval by the Commission sought herein. Following the initial filing of this application in May 2003, Husky Oil Operations Ltd. (“Husky”) exercised its Right of First Refusal to purchase 266 shares of Rimbey Co., and KEFL exercised its Right of First Refusal to purchase the remaining 2,344 shares of Rimbey Co. (the “Revised Rimbey Shares”). KEFL proposes to purchase the Revised Rimbey Shares pursuant to a Letter Purchase Agreement substantially in the form of the draft Letter Purchase Agreement appended hereto at Exhibit B-3.6

C.    The Transaction

        The specific transaction for which approval was originally sought herein was either (a) the acquisition by KECP of the Rimbey Shares from ConocoPhillips pursuant to the Letter Purchase Agreement and amending agreement appended at Exhibits B-1 and B-27 or (b) the acquisition by KEFL of the Rimbey Shares (or its proportionate share thereof, if other shareholders also exercise their Rights of First Refusal) as a result of the exercise by KEFL, as a current Rimbey Co. shareholder, of its Right of First Refusal to purchase the Rimbey Shares in preference to their sale by ConocoPhillips to KECP.8 Authorization was sought in the alternative because the parties originally contemplated that KECP would acquire the Rimbey Shares as set forth in the Letter Purchase Agreement set forth at Exhibits B-1 and B-2. However, because of Husky’s exercise of its Right of First Refusal, KECP and KEFL have determined that it is appropriate for KEFL to acquire the shares by exercise of its Right of First Refusal both to consolidate shareholdings in Rimbey Co. in one entity and to protect against the acquisition of all of the Rimbey Shares by other Rimbey Co. shareholders (by virtue of the exercise of their Rights of First Refusal).

6 The agreement set forth at Exhibit B-3 is substantially similar to the agreements appended at Exhibits B-1 and B-2 that were filed with the original application on May 7, 2003, except that the purchasing party is KEFL rather than KECP. The agreements set forth at Exhibits B-1 and B-2 are of no further force and effect, because the condition precedent relating to the failure of other Rimbey shareholders to exercise their Rights of First Refusal was not satisfied.

7 KECP originally anticipated that it would, following the acquisition of the Rimbey Shares, transfer those shares to KEFL by way of a non-interest bearing capital contribution, which would have been authorized by Rule 45(b)(4). In recognition of the capital contribution, KEFL would have issued additional shares to KECP. Although this would have resulted in an increase in the absolute number of KEFL shares held by KECP, it would not have increased KECP’s percentage ownership of KEFL, since KECP already owns 100% of KEFL (see note 3, supra). The transfer of the Rimbey Shares to KEFL in exchange for the issuance of the additional shares by KEFL would have constituted an intracorporate reorganization which is permissible under the authorizations granted in the Financing Order. See note 3, supra. The transfer, however, is no longer required, since KEFL will now acquire the Revised Rimbey Shares directly from ConocoPhillips.

8 The Right of First Refusal set forth in the Rimbey Co. Articles of Amendment provides that, following notice of a proposed transfer of Rimbey Co. shares, the non-transferring shareholders “shall have the right to purchase all, but not less than all, of the Offered Shares for the Purchase Price. The [non-transferring shareholders] shall be entitled to purchase the Offered Shares pro rata based upon the number of shares beneficially owned by [such shareholders] or to purchase in such other proportion as [such shareholders] may agree in writing”. Thus, because both KEFL and other Rimbey Co. shareholders exercised their Rights of First Refusal, KEFL is entitled, by virtue of its Right of First Refusal, to purchase only it’s pro rata share of the Rimbey Shares. The Rimbey Co. Articles of Amendment are attached hereto at Exhibit A-1 to A-4.

        As noted above, the acquisition price for the Rimbey Shares was $2.25 million Canadian. At the generally prevailing exchange rate of approximately $0.69, that equates to a value of approximately $1.55 million in U.S. dollars. The acquisition price for the Revised Rimbey Shares is $2.02 million Canadian. At the generally prevailing exchange rate of approximately $.69, that equates to a value of approximately $1.39 million in U.S. dollars. After consummation of the transaction, had no other Rights of First Refusal been exercised, KEFL and/or KECP together would have owned a total of 22,913 shares (or 45.8% of issued and outstanding shares) in Rimbey Co., an increase of 2,610 shares (or 5.2%) over KEFL’s existing ownership share of Rimbey Co. After consummation of the transaction in which KEFL will acquire the Revised Rimbey Shares, KEFL will own a total of 22,647 shares (or 45.3% of issued and outstanding shares) in Rimbey Co., an increase of 2,344 shares (or 4.5%) over KEFL’s existing ownership share of Rimbey Co.

Item 2.  Fees, Commissions and Expenses

        The estimated fees, commissions and expenses incurred by the Applicants in connection with the proposed Transaction are approximately $20,000 for legal fees.

Item 3.  Applicable Statutory Provisions         A.     Sections 9 and 10

        The acquisition of the Revised Rimbey Shares by KEFL constitutes the acquisition by a subsidiary of a registered holding company of “securities” within the meaning of the Act and thus requires the approval of the Commission pursuant to Section 9(a)(1) of the Act. Section 9(a)(1) requires that the Commission approve the acquisition under the standards of Section 10 of the Act. Section 10(c)(1) precludes approval of an acquisition if it would be detrimental to the carrying out of the purposes of Section 11. Section 11(b)(1), in turn, limits the non-utility activities of a registered holding company to those that are “reasonably incidental, or economically necessary or appropriate to the company’s utility business, including activities that the Commission finds to be “necessary or appropriate in the public interest or for the protection of consumers and not detrimental to the proper functioning of [the company’s integrated] system.” Section 2(b) of the GRAA, which modifies Section 11(b)(1), provides that the acquisition by a gas registered holding company “of any interest in any company organized to participate in activities . . . related to the supply of natural gas, including exploration, development, production, marketing, manufacture or other similar activities related to the supply of natural gas” shall be deemed to be “reasonably incidental or economically necessary or appropriate to the operation of such gas utilities” upon a finding by the Commission that the acquisition is in the interest of consumers of the registered holding company’s subsidiaries and will not be detrimental to consumers or the proper functioning of the holding company system. Thus, the acquisition of an interest in a GRAA Section 2(b) “gas-related company” is deemed to satisfy the “functional relationship” criteria of Section 11(b)(1) of the Act, subject only to the requisite findings.

        As noted in Section 1.A. above, the Commission found in the Merger Order that KEFL and Rimbey Co. are engaged in activities relating to the production of natural gas because they are gas-related companies within the meaning of Section 2(b) of the GRAA. In reaching that conclusion in the Merger Order, the Commission affirmed that the GRAA permits registered gas utility holding companies to own companies engaged in international gas related activities, including companies engaging in such activities in Canada.9 Accordingly, KEFL is permitted to acquire additional shares in Rimbey Co., so long as the Commission finds that the acquisition is in the interest of consumers and is not detrimental to either consumers or the proper functioning of the holding company system.

        In allowing KeySpan to retain its interests in KEFL in the Merger Order, the Commission has already found that owning interests in Rimbey Co. benefits the holding company’s consumers and is not detrimental to their interests. The proposed acquisition of the Revised Rimbey Shares represents only a small, immaterial incremental increase in that ownership (i.e., KeySpan’s indirect ownership in Rimbey Co. through KEFL will increase by approximately 4.5%). KeySpan will not seek to recover, through higher rates to associate utility company consumers, compensation for any possible losses that may be sustained or any inadequate returns on this investment. Given the de minimis nature of the acquisition, coupled with the fact that it represents an increment to an existing, rather than a new, investment, there is no basis for any concern with respect to the proper functioning of the holding company system. Moreover, the acquisition of the Revised Rimbey Shares by KEFL is consistent with prior Commission precedent approving the acquisition of interests by registered holding companies in foreign (including Canadian) gas-related companies pursuant to both Sections 2(a) and 2(b) of the GRAA.10

        Applicants note that Rule 58(b)(2) would authorize the acquisition without the need for Commission approval if Rimbey Co. were a United States, as opposed to a Canadian, corporation. As the Commmission has noted, acquisitions permitted by Rule 58 are “not detrimental to the protected interests” under the Act.11 The only difference between the analysis required under Rule 58(b)(2) and the analysis required under Section 2(b) of the GRAA is that the latter requires the Commission to make certain findings with respect to impacts

9 See also Consolidated Natural Gas Company, Holding Co. Act Release No. 26595 (Oct. 25, 1996) (The "GRAA does not impose any geographic boundaries within which a gas registered system may engage in the listed activities.")

10National Fuel Gas Company, et al., Holding Co. Act Release Nos. 35-27114, 70-9525 (Dec. 16, 1999) (acquisition of securities in companies engaged in natural gas exploration and production facilities in Canada); Columbia Energy Group et al., Holding Company Release Nos. 35-27055, 70-9127 (investments in gas exploration and production activities in Canada); Consolidated Natural Gas Company, Holding Co. Act Release Nos. 35-27002 (Apr. 9, 1999), 26824 (Feb. 12, 1998), 26608 (Nov. 19, 1996) and 26595 (Oct. 25, 1996) (investments in projects located in Australia and South America).

11 See Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997).

on consumers and the holding company system. By definition, those findings are required only because of the “foreign” nature of the acquisition. While it is understandable that there might be concerns about potential detrimental effects of an investment in a countries where there is significant political and/or economic instability,12 here the transaction involves a Canadian entity. Canada is a stable, friendly country; a significant U.S. trading partner; and a country whose energy infrastructure is closely interconnected with that of the United States. Accordingly, and particularly in light of the de minimis nature of the acquisition and the fact that it represents an increment to an existing investment, as opposed to a new investment, the standards of Section 2(b) of the GRAA are satisfied, and the proposed acquisition should be approved.

       B.    Rule 54

        The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

        KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At June 30, 2003, KeySpan’s “aggregate investment,” as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,034,075,000. With respect to Rule 53(a)(1), the Commission determined in the KeySpan Financing Order dated December 6, 2002, Holding Co. Act Release No. 35-27612, File No. 70-10063, that investments in EWGs and FUCOs in an aggregate amount of up to $2.2 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan’s EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) by its terms does not apply to the transaction proposed herein since it does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO or otherwise.

        With respect to capitalization, there has been no material adverse impact on KeySpan’s consolidated capitalization resulting from KeySpan’s investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan’s public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of June 30, 2003, KeySpan’s consolidated capitalization consisted of 39.78% equity and 60.22% debt. These ratios comply with the requirement in KeySpan’s Financing Order that KeySpan’s common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan’s ability to satisfy that requirement. In addition, KeySpan’s long-term public debt is currently rated “investment grade” by all the major rating agencies.

12See e.g., Consolidated Natural Gas Company, et al., Release No. 35-26595 (Oct. 25, 1996) (Commission notes that investments in Argentina and Uruguay "pose risks that do not arise in the domestic regulated public-utility industry, including country-specific risks related to political or economic conditions").

        Moreover, all of KeySpan’s direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

        Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan’s EWG and FUCO investments in the aggregate have been profitable for all quarterly periods from December 31, 2000 through June 30, 2003.

        C.     Other

Provisions

        To the extent that the activities described herein require approval under any other sections of the Act and the Commission’s rules thereunder are or may be applicable to the Transaction, Applicants request such approval and demonstrate compliance herein.

Item 4.  Regulatory Approvals

        Other than the approval of the Commission, neither KECP or KEFL require any other state, federal or foreign approvals to effectuate the Transaction.

Item 5.  Procedure

        The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 30 days after this application/declaration has been filed so that an order can be issued by no later than August 1, 2003. The Applicants request expedited consideration of this application/declaration because, pursuant to the terms of the transaction documents attached hereto, , if closing of the Transaction does not occur by August 15, 2003, KEFL will no longer have the right to purchase the Revised Rimbey Shares.

        It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission’s decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

        A.     Exhibits

           A-1    Certificate of Incorporation of Rimbey Pipe Line Co. Ltd. and Memorandum of Association and Articles of Association (including one amendment thereto) under the Alberta Companies Act

           A-2    Certificate of Continuance and Articles of Continuance of Rimbey Pipe Line Co. Ltd. under the Alberta Business Corporations Act

           A-3    Certificate of Amendment and Articles of Amendment of Rimbey Pipe Line Co. Ltd. under the Alberta Business Corporations Act

           A-4    Rimbey Pipe Line Co. By-Law No. 1

        B-1     February 6, 2003 Letter Purchase Agreement between KECP and ConocoPhillips (Form SE – Paper format confidential filing)

        B-2     April 1, 2003 Letter Agreement amending Letter Purchase Agreement (Form SE – Paper format confidential filing)

        B-3     Draft Letter Purchase Agreement between KEFL and ConocoPhillips (Form SE - Paper format confidential filing)

        C     Not Applicable

        D     Not Applicable

        E     Not Applicable

        F-1   Opinion of Counsel

        F-2   Past Tense Opinion of Counsel (To be filed pursuant to Rule 24)

        B.     Financial Statements

        FS-1     KeySpan Consolidated Balance Sheet, Statement of Income and Related Notes for the quarter ended March 31, 2003 (Incorporated herein by reference to KeySpan’s Quarterly Report on Form 10-Q for period ended March 31, 2003, File No. 1-14161)

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

KEYSPAN ENERGY CANADA PARTNERSHIP,
BY ITS MANAGING PARTNER, KEYSPAN
CANADA MANAGEMENT LTD.

_________/s/____________________
David Smith
Senior Vice President and
Chief Financial Officer

KEYSPAN ENERGY FACILITIES LIMITED

______/s/_______________________
David Smith
Senior Vice President and
Chief Financial Officer